LEGG MASON
GLOBAL ASSET MANAGEMENT

News Release

FOR IMMEDIATE RELEASE

Investor Relations:	Media:
Alan Magleby	Mary Athridge
410-454-5246	212-805-6035
amagleby@leggmason.com	mkathridge@leggmason.com

LEGG MASON REPORTS RESULTS FOR THIRD FISCAL QUARTER 2011

-- Third Quarter Net Income of $62 Million, or $0.41 per Diluted Share --

-- Results Include Transition Costs of $24 Million, or $0.10 per Diluted Share, and Expenses Related to the $444 Million Closed-End Fund Raise of $10 million, or $0.04 per Diluted Share --

-- Third Quarter Adjusted Income of $110 Million, or $0.73 per Diluted Share --

-- Assets Under Management of $672 Billion --

Baltimore, Maryland – January 26, 2011 – Legg Mason, Inc. (NYSE: LM) today reported its operating results for the third fiscal quarter ended December 31, 2010. The Company reported net income[1] of $61.6 million, or $0.41 per diluted share, as compared with $75.3 million, or $0.50 per diluted share, in the previous quarter and $44.9 million, or $0.28 per diluted share in the third quarter of fiscal 2010. Included in this quarter's results were $24.0 million or $0.10 per diluted share in transition-related costs as compared to $11.6 million, or $0.05 per diluted share of such costs in the previous quarter and $10.2 million, or $0.04 per diluted share in costs related to a closed-end fund launch. Adjusted income[2] for the third quarter was $110.3 million, or $0.73 per diluted share, as compared to $115.0 million, or $0.76 per diluted share, in the second quarter of fiscal 2011 and $93.2 million, or $0.57 per diluted share, in the third quarter of fiscal 2010. For the third quarter, operating revenues were $721.9 million, up 7% from $674.8 million in the prior quarter and up 5% from $690.5 million in the prior year quarter. Operating expenses of $624.9 million were up 6% from $586.9 million in the second quarter of fiscal year 2011 and were up 2% from $611.3 million in the prior year quarter. The prior quarter's results included a United Kingdom tax benefit of $8.9 million, or $0.06 per diluted share, and the prior year's results included real estate losses of $28.3 million or $0.11 per diluted share.

Assets Under Management ("AUM") were $671.8 billion, as compared with $673.5 billion as of September 30, 2010 and were down 1% from $681.6 billion as of December 31, 2009.

Legg Mason also announced today that its Board of Directors has declared a quarterly cash dividend on its common stock in the amount of $0.06 per share.

(Amounts in millions, except per share amounts)

	Quarters Ended			Nine Months Ended	
	Dec 2010	Sept 2010	Dec 2009	Dec 2010	Dec 2009
Total Operating Revenues	$ 721.9	$ 674.8	$ 690.5	$ 2,070.9	$ 1,963.5
Total Operating Expenses	624.9	586.9	611.3	1,783.2	1,748.1
Operating Income	97.0	87.9	79.1	287.7	215.3
Net Income[1]	61.6	75.3	44.9	184.9	140.8
Adjusted Income[2]	110.3	115.0	93.2	321.6	270.0
Net Income Per Share – Diluted[1]	0.41	0.50	0.28	1.20	0.92
Adjusted Income Per Share – Diluted[2]	0.73	0.76	0.57	2.08	1.76

(1) Net income represents Net income attributable to Legg Mason, Inc.
(2) Please see Supplemental Data below for non-GAAP performance measures

Comments on Third Fiscal Quarter 2011 Results

Mark R. Fetting, Chairman and CEO, said, "Legg Mason delivered solid earnings of $0.41 cents per share, up 46% from the year ago period. Transition-related costs and expenses related to this quarter's closed-end fund raise reduced EPS by $0.14 per share.   Improved operating results for the quarter reflect increased revenues related to a higher advisory fee yield, stronger performance fees, and our continuing focus on expense management. Moreover, we continued to benefit from our capital management strategy as we further reduced share count in the quarter.

"We are pleased that investment performance continued to improve and we are encouraged that a progressively healing economy is likely to produce additional market opportunities for investing. That said, we are focused on the need to address persistent outflows at some of our affiliates, and together with our affiliates, we are spending a significant amount of time in front of clients, distribution partners and prospects to address this. In the short-term, we are seeing a secular shift in the marketplace towards more specialized products with an increased investor appetite for risk assets. We are well positioned to take advantage of this through our fixed income, equity and alternative platforms. With improved distribution and new product innovation, improving asset mix and higher fee yields we can continue to grow our business**.**

"As we enter calendar year 2011, we remain focused on the three key strategic drivers of growth: maintaining and expanding our group of outstanding investment managers, delivering strategic value from our corporate center, and continuing to build a balanced portfolio of affiliates across asset classes, geographies and channels. During the quarter we announced a new management structure that is aligned with, and fully engaged in supporting, these goals. I am confident that we have built a global organization that has single purpose and direction as we take advantage of opportunities in 2011 and beyond," concluded Mr. Fetting.

Assets Under Management Decreased to $672 Billion

AUM decreased to $671.8 billion from $673.5 billion at September 30, 2010 driven by net outflows of $16.7 billion largely offset by market appreciation of $14.8 billion.

- Fixed income, equity and liquidity outflows were $12.9 billion, $3.3 billion and $0.5 billion, respectively, for the quarter ended December 31, 2010.

- At December 31, 2010, fixed income represented 53% of AUM, while equity represented 27% and liquidity represented 20% of AUM.

- By division, 70% of AUM was in the Americas Division and 30% of AUM was in the International Division.

- Average AUM during the quarter was $672.4 billion compared to $658.6 billion in the second quarter of fiscal 2011 and $693.3 billion in the third quarter of fiscal 2010.

Comparison to the Second Quarter of Fiscal Year 2011

Net income was $61.6 million, or $0.41 per diluted share, as compared with $75.3 million, or $0.50 per diluted share, in the second quarter of fiscal year 2011. The prior quarter's results included a United Kingdom tax benefit of $8.9 million, or $0.06 per diluted share.

- Revenues of $721.9 million were up 7% from $674.8 million in the prior quarter, primarily due to a 2% increase in average AUM, increased advisory fee yield resulting from a more favorable asset mix and $15.1 million in higher performance fees.

- Operating expenses of $624.9 million increased 6% from $586.9 million in the second quarter of fiscal 2011. The current quarter's expenses included $10.2 million of costs related to the launch of the closed-end fund this quarter as well as $24.0 million in transition-related costs related to the previously announced streamlining initiative, compared with $11.6 million of such transition-related costs in the prior quarter.

- Other non-operating expenses were $9.8 million, as compared to income of $15.4 million in the second quarter of fiscal 2011. The current quarter included gains on funded deferred compensation plans and seed investments that are offset by an equal increase in compensation and benefits of $8.6 million compared with $22.1 million of such gains in the prior quarter. Gains on corporate investments, not offset by compensation, were $9.4 million as compared with $12.9 million in the prior quarter. The current quarter also included $8.5 million in losses primarily associated with the increase in fair value of the debt of consolidated investment vehicles as compared to $4.5 million in income in the prior quarter. The consolidation of investment vehicles has no impact on net income as the effects of consolidation are fully attributable to noncontrolling interests.

- Operating margin was 13.4%, as compared to 13.0% in the second quarter of fiscal 2011. Operating margin, as adjusted[2], was 24.3% as compared with 24.1% in the prior quarter.

- Adjusted income was $110.3 million, or $0.73 per diluted share, compared to adjusted income of $115.0 million, or $0.76 per diluted share, in the prior quarter.

Comparison to the Third Quarter of Fiscal Year 2010

Net income was $61.6 million, or $0.41 per diluted share, as compared with net income of $44.9 million, or $0.28 per diluted share, in the third quarter of fiscal year 2010.

- Revenues of $721.9 million were up 5% from revenues of $690.5 million in the prior year quarter primarily due to increased advisory fee yield due to a more favorable asset mix.

- Operating expenses of $624.9 million were up 2% over operating expenses of $611.3 million in the prior year quarter in large part due to higher compensation and benefits costs as a result of the increase in revenues. The current quarter's expenses included $24.0 million in transition-related costs related to the previously announced streamlining initiative while the prior year included $28.3 million in real estate lease losses.

- Other non-operating expense was $9.8 million compared to $6.9 million in the prior year quarter primarily due to losses this quarter associated with an increase in fair value of the debt related to consolidated investment vehicles.

- Operating margin was 13.4%, as compared to 11.5% in the prior year quarter. Operating margin, as adjusted, was 24.3%, as compared with 18.0% in the same period a year ago.

- Adjusted income was $110.3 million, or $0.73 per diluted share, compared to adjusted income of $93.2 million, or $0.57 per diluted share, for the prior year quarter.

Quarterly Business Developments

Product

- Legg Mason launched the Western Asset High Yield Defined Opportunity Closed-End Fund, with a total raise of $444 million – the second largest raise to date for Legg Mason. According to the Closed-End Fund Association and SEC filings, Legg Mason was the number one issuer of closed-end funds for 2010.

- In March of 2010, Legg Mason seeded a China-focused product for Permal with $25 million. It has grown six fold to approximately $150 million. The fund had strong performance, beating both the MSCI Broad China index and the Shanghai Composite with significantly less volatility.

- Royce was honored with five awards from the Mutual Fund Education Alliance (MFEA). Whitney George was named best U.S. Small Cap Manager by SmartMoney for the Royce Low-Priced Stock Fund.

- Savingforcollege.com named the Scholars Choice College Savings Program as the top-ranked advisor-sold 529 plan based on investment performance for the one-year period ended September 30, 2010, including fees. This is the fourth consecutive quarter Scholars Choice received this accolade.

Performance

At December 31, 2010:

- Of Legg Mason's long-term U.S. mutual fund assets, 45% were beating their Lipper category averages for the 1-year period; 75% for the 3-year period; 72% for the 5-year period and 73% for the 10-year period.

- Of Legg Mason's long-term U.S. mutual fund assets, 52% were rated 4 or 5 stars by Morningstar, including 82% of all funds managed by Royce and 54% of all funds managed by Western.

- Seven of 8 funds in the Western Asset institutional fund family outperformed their benchmarks for the 1-year period; 5 of 8 outperformed for the 3-year period; 4 of 7 outperformed for the 5-year period and all 4 funds outperformed for the 10-year period.

- Nine of 24 funds managed by Royce outperformed their benchmarks for the 1-year period; 17 of 21 for the 3-year period; 14 of 17 for the 5-year period; and all 9 outperformed for the 10-year period.

- One of 6 funds managed by Legg Mason Capital Management outperformed its benchmarks for the 1- and 10- year periods; all underperformed for the 3- and 5-year periods.

- Three of 13 funds managed by ClearBridge Advisors outperformed their benchmarks in the 1-year period; 4 of 13 funds outperformed for the 3-year period; 7 of 13 outperformed for the 5-year period and 8 of 13 outperformed for the 10-year period.

Balance Sheet

At December 31, 2010, Legg Mason's cash position was $1.3 billion. Total debt was $1.4 billion and stockholders' equity was $5.8 billion. The ratio of total debt to total capital (total equity plus total debt excluding consolidated investment vehicles) was 20%. In the quarter, the Company completed additional open market purchases of 1.2 million shares. Legg Mason repurchased and retired 12.6 million shares of common stock over the last three quarters.

The Board of Directors has declared a quarterly cash dividend on its common stock in the amount of $0.06 per share. The dividend is payable on April 11, 2011 to shareholders of record at the close of business on March 10, 2011.

Conference Call to Discuss Results

A conference call to discuss the Company's results, hosted by Mr. Fetting, will be held at 8:30 a.m. E.S.T. today. The call will be open to the general public. Interested participants should access the call by dialing 1-866-843-0890 (or for international calls 1-412-317-9250) and enter pin number 5154003 when prompted. Please dial in at least 10 minutes prior to the scheduled start to ensure connection.

The presentation slides that will be reviewed during the conference call will be available on the investor relations section of the Legg Mason website (http://ir.leggmason.com/CorporateProfile.aspx?iid=102761) shortly after the release of the financial results.

A replay or transcript of the live broadcast will be available on the Legg Mason website, in the investor relations section, or by dialing 1-877-344-7529 (or for international calls 1-412-317-0088) conference number 447346. Please note that the replay will be available beginning at 12:00 p.m., E.S.T. on Wednesday January 26, 2011 and ending on February 10, 2011.

About Legg Mason

Legg Mason is a global asset management firm, with $672 billion in assets under management as of December 31, 2010. The Company provides active asset management in many major investment centers throughout the world. Legg Mason is headquartered in Baltimore, Maryland, and its common stock is listed on the New York Stock Exchange (symbol: LM).

This release contains forward-looking statements subject to risks, uncertainties and other factors that may cause actual results to differ materially. For a discussion of these risks and uncertainties, see "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Legg Mason's Annual Report on Form 10-K for the fiscal year ended March 31, 2010 and the Company's quarterly reports on form 10-Q.

LEGG MASON, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(Amounts in thousands, except per share amounts)
(Unaudited)

		Quarters Ended			For the Nine Months Ended	
	December 2010	September 2010	December 2009	December 2010	December 2009
Operating Revenues:					
Investment advisory fees:					
Separate accounts	$ 206,180	$ 204,214	$ 208,860	$ 611,366	$ 606,720
Funds	384,341	357,491	350,767	1,094,531	1,026,162
Performance fees	34,592	19,505	31,546	76,871	46,796
Distribution and service fees	95,522	92,314	97,900	284,150	279,220
Other	1,293	1,270	1,406	3,969	4,561
Total operating revenues	721,928	674,794	690,479	2,070,887	1,963,459
Operating Expenses[1]:					
Compensation and benefits	290,423	284,909	287,657	841,406	844,028
Transition-related compensation	18,757	10,974	-	32,444	-
Total compensation and benefits	309,180	295,883	287,657	873,850	844,028
Distribution and servicing	187,412	165,832	177,660	537,946	524,512
Communications and technology	39,399	39,314	39,845	118,689	120,873
Occupancy	37,259	33,492	63,225	104,426	131,498
Amortization of intangible assets	5,776	5,749	5,746	17,253	17,038
Other	45,910	46,625	37,198	131,055	110,163
Total operating expenses	624,936	586,895	611,331	1,783,219	1,748,112
Operating Income	96,992	87,899	79,148	287,668	215,347
Other Non-Operating Income (Expense)					
Interest income	2,209	2,170	2,223	6,194	5,772
Interest expense	(22,389)	(24,449)	(29,248)	(69,639)	(101,178)
Fund support	-	-	-	-	23,171
Other income (expense)	18,806	33,189	16,047	44,704	71,905
Other non-operating income (expense) of consolidated investment vehicles	(8,462)	4,499	4,069	(6,356)	12,919
Total other non-operating income (expense)	(9,836)	15,409	(6,909)	(25,097)	12,589
Income Before Income Tax Provision	87,156	103,308	72,239	262,571	227,936
Income tax provision	33,792	26,720	26,006	87,576	82,057
Net Income	53,364	76,588	46,233	174,995	145,879
Less: Net income (loss) attributable to noncontrolling interests	(8,256)	1,253	1,311	(9,891)	5,129
Net Income Attributable to Legg Mason, Inc.	$ 61,620	$ 75,335	$ 44,922	$ 184,886	$ 140,750
Net Income per share Attributable to Legg Mason, Inc. Common Shareholders:					
Basic	$ 0.41	$ 0.50	$ 0.28	$ 1.20	$ 0.93
Diluted	$ 0.41	$ 0.50	$ 0.28	$ 1.20	$ 0.92
Weighted Average Number of Shares Outstanding:					
Basic	149,980	151,416	160,815	153,817	151,417
Diluted	150,972	151,940	162,949	154,548	153,559

[1] Operating expenses include transition costs related to streamlining our business model. See Supplemental Data - Operating margin, as adjusted for additional details.

LEGG MASON, INC. AND SUBSIDIARIES
SUPPLEMENTAL DATA
RECONCILIATION OF NET INCOME ATTRIBUTABLE TO LEGG MASON, INC.
TO ADJUSTED INCOME [1]
(Amounts in thousands, except per share amounts)
(Unaudited)

	Quarters Ended			For the Nine Months Ended	
	December 2010	September 2010	December 2009	December 2010	December 2009
Net Income Attributable to Legg Mason, Inc.	$ 61,620	$ 75,335	$ 44,922	$ 184,886	$ 140,750
Plus (Less):					
Amortization of intangible assets	5,776	5,749	5,746	17,253	17,038
Deferred income taxes on intangible assets:					
Tax amortization benefit	33,692	33,681	33,855	101,060	103,175
UK tax rate adjustment	-	(8,878)	-	(8,878)	-
Imputed interest on convertible debt	9,194	9,146	8,632	27,249	25,583
Net money market fund support gains [2]	-	-	-	-	(16,565)
Adjusted Income	$ 110,282	$ 115,033	$ 93,155	$ 321,570	$ 269,981
Net Income per Diluted Share Attributable to Legg Mason, Inc. Common Shareholders	$ 0.41	$ 0.50	$ 0.28	$ 1.20	$ 0.92
Plus (Less):					
Amortization of intangible assets	0.04	0.04	0.03	0.11	0.11
Deferred income taxes on intangible assets:					
Tax amortization benefit	0.22	0.22	0.21	0.65	0.67
UK tax rate adjustment	-	(0.06)	-	(0.06)	-
Imputed interest on convertible debt	0.06	0.06	0.05	0.18	0.17
Net money market fund support gains [2]	-	-	-	-	(0.11)
Adjusted Income per Diluted Share	$ 0.73	$ 0.76	$ 0.57	$ 2.08	$ 1.76

[1] See explanations for Use of Supplemental Data as Non-GAAP Performance Measures.

[2] Net of income taxes.

	Quarters Ended			For the Nine Months Ended	
	December 2010	September 2010	December 2009	December 2010	December 2009
Operating Revenues, GAAP basis	$ 721,928	$ 674,794	$ 690,479	$ 2,070,887	$ 1,963,459
Plus (Less):					
Operating revenues eliminated upon consolidation of investment vehicles	1,159	959	856	2,897	2,251
Distribution and servicing expense excluding consolidated investment vehicles	(187,411)	(165,845)	(177,645)	(537,945)	(524,467)
Operating Revenues, as Adjusted	$ 535,676	$ 509,908	$ 513,690	$ 1,535,839	$ 1,441,243
Operating Income	$ 96,992	$ 87,899	$ 79,148	$ 287,668	$ 215,347
Plus (Less):					
Gains (losses) on deferred compensation and seed investments	8,566	22,122	12,615	26,066	68,134
Transition-related costs[2]	23,998	11,587	-	38,741	-
Operating income and expenses of consolidated investment vehicles	643	1,461	780	3,347	1,341
Operating Income, as Adjusted	$ 130,199	$ 123,069	$ 92,543	$ 355,822	$ 284,822
Operating margin, GAAP basis	13.4 %	13.0 %	11.5 %	13.9 %	11.0 %
Operating margin, as adjusted	24.3	24.1	18.0	23.2	19.8

[1] See explanations for Use of Supplemental Data as Non-GAAP Performance Measures.

[2] Transition-related costs:

Compensation	$ 18,757	$ 10,974		$ 32,444	
Communications and technology	823	472		1,294	
Occupancy	4,345	63		4,409	
Other	73	78		594	
Total	$ 23,998	$ 11,587		$ 38,741	

LEGG MASON, INC. AND SUBSIDIARIES
(Amounts in billions)
(Unaudited)

Assets Under Management

		Quarters Ended			
	December 2010	September 2010	June 2010	March 2010	December 2009
By asset class:					
Equity	$ 184.2	$ 169.6	$ 155.8	$ 173.8	$ 168.7
Fixed Income	355.8	371.6	357.9	364.3	365.8
Liquidity	131.8	132.3	131.7	146.4	147.1
Total	$ 671.8	$ 673.5	$ 645.4	$ 684.5	$ 681.6
By asset class (average):					
Equity	$ 175.7	$ 162.0	$ 167.6	$ 167.4	$ 164.6
Fixed Income	364.9	365.0	362.0	365.6	378.8
Liquidity	131.8	131.6	138.7	148.2	149.9
Total	$ 672.4	$ 658.6	$ 668.3	$ 681.2	$ 693.3
By division:					
Americas	$ 472.6	$ 468.3	$ 450.3	$ 475.8	$ 472.9
International	199.2	205.2	195.1	208.7	208.7
Total	$ 671.8	$ 673.5	$ 645.4	$ 684.5	$ 681.6

Component Changes in Assets Under Management

		Quarters Ended			
	December 2010	September 2010	June 2010	March 2010	December 2009
Beginning of period	$ 673.5	$ 645.4	$ 684.5	$ 681.6	$ 702.7
Net client cash flows	(16.7)	(12.7)	(23.1)	(10.9)	(32.7)
Market performance and other	15.0	40.8	(16.0)	13.8	11.6
End of period	$ 671.8	$ 673.5	$ 645.4	$ 684.5	$ 681.6
By Division					
Americas					
Beginning of period	$ 468.3	$ 450.3	$ 475.8	$ 472.9	$ 484.3
Net client cash flows	(10.1)	(7.6)	(17.6)	(10.9)	(21.4)
Market performance and other	14.4	25.6	(7.9)	13.8	10.0
End of period	$ 472.6	$ 468.3	$ 450.3	$ 475.8	$ 472.9
International					
Beginning of period	$ 205.2	$ 195.1	$ 208.7	$ 208.7	$ 218.4
Net client cash flows	(6.6)	(5.1)	(5.5)	-	(11.3)
Market performance and other	0.6	15.2	(8.1)	-	1.6
End of period	$ 199.2	$ 205.2	$ 195.1	$ 208.7	$ 208.7

LEGG MASON, INC. AND SUBSIDIARIES
RECONCILIATION OF GAAP BASIS CONSOLIDATED STATEMENT OF INCOME
TO NON-GAAP BASIS CONSOLIDATED STATEMENT OF INCOME EXCLUDING INVESTMENT VEHICLES [1]
(Amounts in thousands, except per share amounts)
(Unaudited)

		Quarter Ended December 31, 2010	
	GAAP Basis	Consolidated Investment Vehicles	Non-GAAP Basis - Excluding Investment Vehicles
Operating Revenues:			
Investment advisory fees	$ 625,113	$ 1,142	$ 626,255
Distribution and service fees	95,522	17	95,539
Other	1,293	-	1,293
Total operating revenues	721,928	1,159	723,087
Operating Expenses:			
Compensation and benefits	309,180	-	309,180
Distribution and servicing	187,412	(1)	187,411
Other	128,344	517	128,861
Total operating expenses	624,936	516	625,452
Operating Income	96,992	643	97,635
Other Non-Operating Income (Expense)			
Net interest income (expense)	(20,180)	-	(20,180)
Other income (expense)	10,344	7,659	18,003
Other non-operating income (expense)	(9,836)	7,659	(2,177)
Income (Loss) Before Income Tax Provision	87,156	8,302	95,458
Income tax provision	33,792	-	33,792
Net Income (Loss)	53,364	8,302	61,666
Less: Net income (loss) attributable to noncontrolling interests	(8,256)	8,302	46
Net Income Attributable to Legg Mason, Inc.	$ 61,620	$ -	$ 61,620
Effective Income Tax Rate	38.8%		
Effective Income Tax Rate Excluding Consolidated Investment Vehicles			35.4%

[1] See explanations for Use of Supplemental Data as Non-GAAP Performance Measures.

LEGG MASON, INC. AND SUBSIDIARIES
RECONCILIATION OF GAAP BASIS CONSOLIDATED STATEMENT OF INCOME
TO NON-GAAP BASIS CONSOLIDATED STATEMENT OF INCOME EXCLUDING INVESTMENT VEHICLES [1]
(Amounts in thousands, except per share amounts)
(Unaudited)

	Quarter Ended September 30, 2010		
	GAAP Basis	Consolidated Investment Vehicles	Non-GAAP Basis - Excluding Investment Vehicles
Operating Revenues:			
Investment advisory fees	$ 581,210	$ 914	$ 582,124
Distribution and service fees	92,314	45	92,359
Other	1,270	-	1,270
Total operating revenues	674,794	959	675,753
Operating Expenses:			
Compensation and benefits	295,883	-	295,883
Distribution and servicing	165,832	13	165,845
Other	125,180	(515)	124,665
Total operating expenses	586,895	(502)	586,393
Operating Income	87,899	1,461	89,360
Other Non-Operating Income (Expense)			
Net interest income (expense)	(22,279)	-	(22,279)
Other income (expense)	37,688	(2,663)	35,025
Other non-operating income (expense)	15,409	(2,663)	12,746
Income (Loss) Before Income Tax Provision	103,308	(1,202)	102,106
Income tax provision	26,720	-	26,720
Net Income (Loss)	76,588	(1,202)	75,386
Less: Net income (loss) attributable to noncontrolling interests	1,253	(1,202)	51
Net Income Attributable to Legg Mason, Inc.	$ 75,335	$ -	$ 75,335
Effective Income Tax Rate	25.9%		
Effective Income Tax Rate Excluding Consolidated Investment Vehicles			26.2%

[1] See explanations for Use of Supplemental Data as Non-GAAP Performance Measures.

LEGG MASON, INC. AND SUBSIDIARIES
RECONCILIATION OF GAAP BASIS CONSOLIDATED STATEMENT OF INCOME
TO NON-GAAP BASIS CONSOLIDATED STATEMENT OF INCOME EXCLUDING INVESTMENT VEHICLES [1]
(Amounts in thousands, except per share amounts)
(Unaudited)

		Quarter Ended December 31, 2009	
	GAAP Basis	Consolidated Investment Vehicles	Non-GAAP Basis - Excluding Investment Vehicles
Operating Revenues:			
Investment advisory fees	$ 591,173	$ 844	$ 592,017
Distribution and service fees	97,900	12	97,912
Other	1,406	-	1,406
Total operating revenues	690,479	856	691,335
Operating Expenses:			
Compensation and benefits	287,657	-	287,657
Distribution and servicing	177,660	(15)	177,645
Other	146,014	91	146,105
Total operating expenses	611,331	76	611,407
Operating Income	79,148	780	79,928
Other Non-Operating Income (Expense)			
Net interest income (expense)	(27,025)	-	(27,025)
Other income (expense)	20,116	(2,021)	18,095
Other non-operating income (expense)	(6,909)	(2,021)	(8,930)
Income (Loss) Before Income Tax Provision	72,239	(1,241)	70,998
Income tax provision	26,006	-	26,006
Net Income (Loss)	46,233	(1,241)	44,992
Less: Net income (loss) attributable to noncontrolling interests	1,311	(1,241)	70
Net Income Attributable to Legg Mason, Inc.	$ 44,922	$ -	$ 44,922
Effective Income Tax Rate	36.0%		
Effective Income Tax Rate Excluding Consolidated Investment Vehicles			36.6%

[1] See explanations for Use of Supplemental Data as Non-GAAP Performance Measures.

LEGG MASON, INC. AND SUBSIDIARIES
RECONCILIATION OF GAAP BASIS CONSOLIDATED STATEMENT OF INCOME
TO NON-GAAP BASIS CONSOLIDATED STATEMENT OF INCOME EXCLUDING INVESTMENT VEHICLES [1]
(Amounts in thousands, except per share amounts)
(Unaudited)

	Nine Months Ended December 31, 2010		
	GAAP Basis	Consolidated Investment Vehicles	Non-GAAP Basis - Excluding Investment Vehicles
Operating Revenues:			
Investment advisory fees	$ 1,782,768	$ 2,823	$ 1,785,591
Distribution and service fees	284,150	74	284,224
Other	3,969	-	3,969
Total operating revenues	2,070,887	2,897	2,073,784
Operating Expenses:			
Compensation and benefits	873,850	-	873,850
Distribution and servicing	537,946	(1)	537,945
Other	371,423	(449)	370,974
Total operating expenses	1,783,219	(450)	1,782,769
Operating Income	287,668	3,347	291,015
Other Non-Operating Income (Expense)			
Net interest income (expense)	(63,445)	-	(63,445)
Other income (expense)	38,348	6,695	45,043
Other non-operating income (expense)	(25,097)	6,695	(18,402)
Income Before Income Tax Provision	262,571	10,042	272,613
Income tax provision	87,576	-	87,576
Net Income	174,995	10,042	185,037
Less: Net income (loss) attributable to noncontrolling interests	(9,891)	10,042	151
Net Income Attributable to Legg Mason, Inc.	$ 184,886	$ -	$ 184,886
Effective Income Tax Rate	33.4%		
Effective Income Tax Rate Excluding Consolidated Investment Vehicles			32.1%

[1] See explanations for Use of Supplemental Data as Non-GAAP Performance Measures.

LEGG MASON, INC. AND SUBSIDIARIES
RECONCILIATION OF GAAP BASIS CONSOLIDATED STATEMENT OF INCOME
TO NON-GAAP BASIS CONSOLIDATED STATEMENT OF INCOME EXCLUDING INVESTMENT VEHICLES [1]
(Amounts in thousands, except per share amounts)
(Unaudited)

		Nine Months Ended December 31, 2009	
	GAAP Basis	Consolidated Investment Vehicles	Non-GAAP Basis - Excluding Investment Vehicles
Operating Revenues:			
Investment advisory fees	$ 1,679,678	$ 2,201	$ 1,681,879
Distribution and service fees	279,220	50	279,270
Other	4,561	-	4,561
Total operating revenues	1,963,459	2,251	1,965,710
Operating Expenses:			
Compensation and benefits	844,028	-	844,028
Distribution and servicing	524,512	(45)	524,467
Other	379,572	955	380,527
Total operating expenses	1,748,112	910	1,749,022
Operating Income	215,347	1,341	216,688
Other Non-Operating Income (Expense)			
Net interest income (expense)	(95,406)	-	(95,406)
Fund support	23,171	-	23,171
Other income (expense)	84,824	(6,317)	78,507
Other non-operating income (expense)	12,589	(6,317)	6,272
Income (Loss) Before Income Tax Provision	227,936	(4,976)	222,960
Income tax provision	82,057	-	82,057
Net Income (Loss)	145,879	(4,976)	140,903
Less: Net income (loss) attributable to noncontrolling interests	5,129	(4,976)	153
Net Income Attributable to Legg Mason, Inc.	$ 140,750	$ -	$ 140,750
Effective Income Tax Rate	36.0%		
Effective Income Tax Rate Excluding Consolidated Investment Vehicles			36.8%

[1] See explanations for Use of Supplemental Data as Non-GAAP Performance Measures.

Use of Supplemental Data as Non-GAAP Performance Measures

As supplemental information, we are providing performance measures that are based on methodologies other than generally accepted accounting principles ("non-GAAP") for "adjusted income", "consolidated statements of income, excluding consolidated investment vehicles", and "operating margin, as adjusted" that management uses as benchmarks in evaluating and comparing the period-to-period operating performance of Legg Mason, Inc. and its subsidiaries.

Adjusted Income

Adjusted Income was formerly reported as "Cash Income, as Adjusted". We define "adjusted income" as Net income (loss) attributable to Legg Mason, Inc. plus amortization and deferred taxes related to intangible assets and goodwill, and imputed interest and tax benefits on contingent convertible debt less deferred income taxes on goodwill and indefinite-life intangible asset impairment, if any. We also adjust for non-core items that are not reflective of our economic performance, such as impairment charges and the impact of tax rate adjustments on certain deferred tax liabilities related to indefinite-life intangible assets and goodwill, and net money market fund support losses (gains).

We believe that adjusted income provides a good representation of our operating performance adjusted for non-cash acquisition related items and other items that facilitate comparison of our results to the results of other asset management firms that have not issued contingent convertible debt, made significant acquisitions, or engaged in money market fund support transactions. We also believe that adjusted income is an important metric in estimating the value of an asset management business.

Adjusted income only considers adjustments for certain items that relate to operating performance and comparability, and therefore, is most readily reconcilable to Net income attributable to Legg Mason, Inc. determined under GAAP. This measure is provided in addition to net income, but is not a substitute for net income and may not be comparable to non-GAAP performance measures, including measures of adjusted earnings or adjusted income, of other companies. Further, adjusted income is not a liquidity measure and should not be used in place of cash flow measures determined under GAAP. Legg Mason considers adjusted income to be useful to investors because it is an important metric in measuring the economic performance of asset management companies, as an indicator of value, and because it facilitates comparison of Legg Mason's operating results with the results of other asset management firms that have not engaged in significant acquisitions, issued contingent convertible debt, or engaged in money market fund support transactions.

In calculating adjusted income we add the impact of the amortization of intangible assets from acquisitions, such as management contracts, to Net Income attributable to Legg Mason, Inc. to reflect the fact that these non-cash expenses distort comparisons of Legg Mason's operating results with the results of other asset management firms that have not engaged in significant acquisitions. Deferred taxes on indefinite-life intangible assets and goodwill includes actual tax benefits from amortization deductions that are not realized under GAAP absent an impairment charge or the disposition of the related business. Because we actually receive these tax benefits on indefinite-life intangibles and goodwill over time, we add them to net income in the calculation of adjusted income. Conversely, we subtract the non-cash income tax benefits on goodwill and indefinite-life intangible asset impairment charges and United Kingdom tax rate adjustments on excess book basis on certain acquired indefinite-life intangible assets that have been recognized under GAAP. We also add back imputed interest on contingent convertible debt, which is a non-cash expense, as well as the actual tax benefits on the related contingent convertible debt that are not realized under GAAP. We also add (subtract) other non-core items, such as net money market fund support losses (gains) (net of losses on the sale of the underlying SIV securities, if applicable). These adjustments reflect that these items distort comparisons of Legg Mason's operating results to prior periods and the results of other asset management firms that have not engaged in money market fund support transactions or significant acquisitions, including any related impairments.

Should a disposition, impairment charge or other non-core item occur, its impact on adjusted income may distort actual changes in the operating performance or value of our firm. Also, realized losses on money market fund support transactions are reflective of changes in the operating performance and value of our firm. Accordingly, we monitor these items and their related impact, including taxes, on adjusted income to ensure that appropriate adjustments and explanations accompany such disclosures.

Although depreciation and amortization of fixed assets are non-cash expenses, we do not add these charges in calculating adjusted income because these charges are related to assets that will ultimately require replacement.

Consolidated Statements of Income, Excluding Consolidated Investment Vehicles

Effective with the April 1, 2010 adoption of a new financial accounting standard on consolidation, Legg Mason now consolidates and separately identifies certain sponsored investment vehicles, the most significant of which is a collateralized loan obligation entity. In presenting our "Consolidated Statements of Income, Excluding Consolidated Investment Vehicles", we add back the investment advisory and distribution and servicing fees that are eliminated upon the consolidation of investment vehicles and exclude the operating expenses and the impact on non-operating income (expense) and noncontrolling interests of consolidated investment vehicles.

We believe it is important to provide the Consolidated Statements of Income, Excluding Consolidated Investment Vehicles to present the underlying economic performance of our core asset management operations, which does not include the results of the investment funds that we manage but may not own all of the equity invested. By deconsolidating the consolidated investment vehicles from the Consolidated Statements of Income, the investment advisory and distribution fees earned by Legg Mason from consolidated investment vehicles are added back to reflect our actual revenues. Similarly the operating expenses and the impact on non-operating income (expense) and noncontrolling interests of consolidated investment vehicles are removed from the GAAP basis Statements of Income since this activity does not actually belong to Legg Mason. The deconsolidation of the investment vehicles does not have any impact on Net Income Attributable to Legg Mason, Inc. in any period presented. The Consolidated Statements of Income, Excluding Consolidated Investment Vehicles are presented in addition to our GAAP basis Consolidated Statements of Income, but are not substitutes for the GAAP basis Consolidated Statements of Income and may not be comparable to Statements of Income presented on a non-GAAP basis of other companies.

Operating Margin, as Adjusted

We calculate "operating margin, as adjusted," by dividing (i) operating income, adjusted to exclude the impact on compensation expense of gains or losses on investments made to fund deferred compensation plans, the impact on compensation expense of gains or losses on seed capital investments by our affiliates under revenue sharing agreements, transition-related costs of streamlining our business model, income (loss) of consolidated investment vehicles and, impairment charges by (ii) our operating revenues, adjusted to add back net investment advisory fees eliminated upon consolidation of investment vehicles, less distribution and servicing expenses which we use as an approximate measure of revenues that are passed through to third parties, which we refer to as "adjusted operating revenues". The compensation items, other than transition-related costs, are removed from operating income in the calculation because they are offset by an equal amount in Other non-operating income (expense), and thus have no impact on Net Income attributable to Legg Mason, Inc. Transition-related costs and income (loss) of consolidated investment vehicles are removed from operating income in the calculation because these items are not reflective of our core asset management operations. We use adjusted operating revenues in the calculation to show the operating margin without distribution and servicing expenses, which we use to approximate our distribution revenues that are passed through to third parties as a direct cost of selling our products, although distribution and servicing expenses may include commissions paid in connection with the launching of closed-end funds for which there is no corresponding revenue in the period. Adjusted operating revenues also include our advisory revenues we receive from consolidated investment vehicles that are eliminated in consolidation under GAAP. Legg Mason believes that operating margin, as adjusted, is a useful measure of our performance because it provides a measure of our core business activities excluding items that have no impact on net income and because it indicates what Legg Mason's operating margin would have been without the distribution revenues that are passed through to third parties as a direct cost of selling our products, transition-related costs, and the impact of the consolidation of certain investment vehicles described above. The consolidation of these investment vehicles does not have an impact to Net income attributable to Legg Mason, Inc. This measure is provided in addition to the Company's operating margin calculated under GAAP, but is not a substitute for calculations of margins under GAAP and may not be comparable to non-GAAP performance measures, including measures of adjusted margins of other companies.